MID PENN BANCORP, INC.

Exhibit 99.1

Mid-Atlantic Custom Peer Group

Company	City	State
ACNB Corporation	Gettysburg	PA
BCB Bancorp, Inc.	Bayonne	NJ
Blue Foundry Bancorp	Rutherford	NJ
Capital Bancorp, Inc.	Rockville	MD
Chemung Financial Corporation	Elmira	NY
Citizens & Northern Corporation	Wellsboro	PA
Citizens Financial Services, Inc.	Mansfield	PA
Codorus Valley Bancorp, Inc.	York	PA
Evans Bancorp, Inc.	Williamsville	NY
Fidelity D & D Bancorp, Inc.	Dunmore	PA
First Bank	Hamilton	NJ
Greene County Bancorp, Inc.	Catskill	NY
Howard Bancorp, Inc.	Baltimore	MD
Mid Penn Bancorp, Inc.	Millersburg	PA
Norwood Financial Corp.	Honesdale	PA
Orange County Bancorp, Inc.	Middletown	NY
Orrstown Financial Services, Inc.	Shippensburg	PA
Parke Bancorp, Inc.	Washington Township	NJ
Peoples Financial Services Corp.	Scranton	PA
Shore Bancshares, Inc.	Easton	MD
The Community Financial Corporation	Waldorf	MD